June 5, 2008

VIA EDGAR AND FEDEX

Jennifer Monick

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
File Number: 001-08895
Form 10-K for Fiscal Year Ended December 31, 2007

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 29, 2008.  For your convenience, the Staff’s comment has been reprinted in italics below and our response is in regular print.  References to “we” or “our” in our response are to HCP, Inc.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

1.                                       We have reviewed your response to comments number three and four.  As the financial statements are the responsibility of current management, please tell us and disclose current management’s opinion regarding the accounting for the VIE tenants and the deferred financing leases.

Response:

Current management’s opinion is that our accounting for the VIE tenants and the direct financing leases is correct as presented in our SEC filings. We supplementally advise the Staff that the disclosure in our future SEC filings will state that management believes the accounting is in accordance with United States generally accepted accounting principles.

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Securities and Exchange Commission

Jennifer Monick

June 5, 2008

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5151.

Very truly yours,

/s/ Mark A. Wallace
Mark A. Wallace
Executive Vice President –
Chief Financial Officer and Treasurer

cc:	Edward J. Henning, Esq.
HCP, Inc.

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